Jennifer Wheeler Attorney At Law Writer direct (405) 552-2273 Fax (405) 228-7473 jennifer.wheeler@mcafeetaft.com

March 30, 2010

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	American Fidelity Separate Account C (“Registrant”); File Nos. 333-103492 and 811-21313; Request for Withdrawal of Post-Effective Amendment filed March 25, 2010

Ladies and Gentlemen:

In connection with Registrant’s post-effective amendment to its registration statement on Form N-4 (the “Post-Effective Amendment”) filed on March 25, 2010 (Accession No.: 0000950123-10-028230), on behalf of Registrant, I am requesting the withdrawal of the Post-Effective Amendment.

This request for withdrawal is being made pursuant to conversations with the Staff in which we were advised that the Post-Effective Amendment may be filed for immediate effectiveness under Rule 485(b) of the Securities Act of 1933, as amended.

Following the transmission of this request for withdrawal, we will re-file the Post-Effective Amendment as a 485(b) post-effective amendment to be effective May 1, 2010.

If you have any questions concerning our request, please do not hesitate to contact me at (405) 552-2273.

                   Sincerely,

                   /s/  Jennifer Wheeler
                    Jennifer Wheeler

JW/lw